INVEST IN **SUN & SWELL**

Pioneering the movement away from single-use plastic in the food industry



SUN & SWELL
Leading the Snack Food Industry's
Transition to Zero-Waste

sunandswellfoods.com Santa Barbara CA

PBC & B Corp | Female Founder | Food & Beverage | Consumer Goods | Retail

LEAD INVESTOR

Lisa Stoner
VP of Product & Service Operations @ Meta

Investing in Sun & Swell was an easy decision for me. Sun & Swell is a visionary company that is at the forefront of revolutionizing the future of food and our planet.. I see enormous potential for their products across various channels - both B2B to DTC. Sun & Swell's impact is poised to be remarkable, and I'm excited to support their journey towards a healthier planet and thriving business. I'm also proud to support a woman-owned business, and am impressed by the credentials of the founders and team.

Invested $5,000 this round

Highlights

1. On pace for $2.5M+ in annual sales (not guaranteed)
2. WeFunder Alumni: Formerly raised ~$700K from 350+ Investors in record time
3. Wholesale customers include Fortune 100 corporate offices, global hotel chains, and more
4. Investors & Advisors from industry leaders like Laird Superfood, HUMM Kombucha, P&G, & North Face
5. Founder is Harvard MBA, Tory Burch Fellow, PepsiCo WomanMade Winner, Pegasus Tech Accelerator Grad
6. 1st to market, proprietary plastic free manufacturing line & supply chain
7. Opportunity to make a massive impact, $100B+ Market
8. Mission Driven: Certified B-Corp, 1% for the Planet, industry leader in sustainable packaging

Our Team

Kate Flynn Co-founder & CEO

Harvard MBA. Harvard + Pegasus Tech Ventures Accelerator. Tory Burch Fellow, PepsiCo WomanMade pitch winner. 10+ years in CPG/Retail brand and growth strategy

Bryan Flynn Co-founder & Head of Sales

Loyola Marymount MBA. Taken companies from startup to $10M ARR. 2 x Boston Marathon Qualifier & Participant.

Kristen Klein Director of Operations & Sustainability

Kellog MBA. ex-Management Consultant (Accenture).

Scott McGuire Operations Advisor & Investor

Former COO, Laird Superfoods. Previous: PepsiCo, Nestle, Bonduelle/ReadyPac

Jennifer David Marketing Advisor & Investor

Angel Investor @ Pipeline Angles. Advisor. Producer.

Jeanne Cloutier Sustainable Packaging Advisor


Director of Sustainable Projects @ Elk Packaging ex-Alter Eco Foods


Zach Ellis   Director of Sales

Sam Walton College of Business Graduate. Serial Entrepreneur. 50/50 States Visited!


Jay Ellis   Advisor and Investor

VP of Sales @Humm Kombucha Previous: @Nestle, @Gillette, @Ready Pac Foods


Don Blumenthal   Advisor & Investor

Former VP of Marketing @Tyson Foods, Inc. and VP/GM for ConAgra, Inc. Faculty @UCSB.


Dan Goldman   Advisor & Investor

VP of Strategy & BD @ Gap Inc. Advisor to Consumer Start-ups & PE Investors. Previous: @The North Face, @Proctor & Gamble.


Al Doan   Advisor & Investor

Cofounder @Missouri Star Quilt Co. Angel Investor. Advisor.


Mary Sheehan   Advisor & Investor

Head of Product Marketing @Adobe Advertising Cloud. Previous: @Google, @AdRoll

We're on a mission to end single-use plastic in the food industry.

Our planet is drowning in single-use plastic, and the packaged food industry is largely to blame.

By 2050, there will be more plastic in the ocean than fish. One of the largest contributors to this problem? The packaged food industry. Walk into any grocery store, and the aisles are lined with food packaged in plastic wrappers that are to be used once, then tossed into landfill.

We're changing that with the nation's first brand and online marketplace to offer packaged foods without plastic.

Sun & Swell is the first company in the nation to offer a wide assortment of snacks and pantry staples in plant-based, compostable packaging online and through wholesale channels. Today, we offer an assortment of ~35 products, with plans to double that by Q1 2024.

All of our products are also delicious, healthy, and convenient - making it easy for the everyday person to transition to a plastic-free pantry... not just the extreme environmentalist.

For consumers and businesses looking to make sustainable swaps when it comes to food, we fill a clear whitespace.

Our Products


Pantry Staples


Grab-and-Go Snacks


Bulk Snacks & Staples

Packaged in Compostable Packaging

  

Our vision is to be a one-stop-shop for consumers and businesses looking to buy groceries plastic-free.

To date, we've focused on offering an assortment of our own branded snacks and pantry staples. However, we also plan to open up our plastic-free supply chain to

other brands via private labeling and/or co-branding.

Our ultimate vision is to be like The Grove Collaborative, but for food. The Grove Collaborative ($300M+ revenue) is a leader in eco-friendly home goods that is an online retailer, but also drives brand awareness and accessibility through wholesale partnerships.

We also draw inspiration from Trader Joe's and Costco - as their primary focus is their own brand, but they supplement it with unique SKUs created by their brand partners.

Vision & Market Positioning

	SUN & SWELL	TRADER JOE'S	COSTCO	THRIVE MARKET	Grove
100% Plastic-Free	✓				
Food Retailer	✓	✓	✓	✓	
Sells Own Brand	✓	✓	✓	✓	✓
Sells Other Brands	✓*	✓	✓	✓	✓
DTC/Online	✓			✓	✓
B2B/Wholesale	✓		✓		✓

*Today, as we are the only brand selling plastic-free, we only offer our products. Our vision includes letting other brands into our supply chain and offering a wider variety of plastic-free foods.

We've built a unique supply chain that works *with* plastic, instead of against it.

The packaged food industry has run of plastic for the last 60+ years - and trying to change that isn't easy. Supply chains are built on plastic; machinery is calibrated for plastic; manufacturing teams are trained to work with plastic; shelf-life requirements depend on plastic.

We've spent over 3 years learning how, and investing in, building and scaling a food company using plant-based, compostable materials rather than plastic. Our product assortment, supply chain and distribution channels have all been uniquely designed to work *with* plastic-free packaging, instead of against it.

Differentiated Supply Chain



MACHINERY
Invested in dedicated plastic-free packaging line



PACKAGING
Trade secrets based on 3+ years and hundreds of hours trialing different types of compostable packaging with food



DISTRIBUTION
Large omnichannel customer base that's dedicated to zero-wase / plastic-free; identified and invested in serving channels that can withstand plastic-free packaging

We sell our products online and through 250+ foodservice outlets like offices, hotels, and coffee shops.

We sell online directly to consumers looking to stock their pantries plastic-free, and also to businesses that are looking to offer healthy, sustainable foods to their employees/guests/customers. Our B2B partners include Corporate Offices (e.g., Google, LinkedIn), hotels (e.g., Ritz Carlton), coffee shops, and more. Our B2B partners not only drive sales, but also help drive awareness for our brand.

We have had over 50% CAGR for the last 2 years. This year we're on pace for >100% growth.

Our dedication to sustainability has not only resonated with consumers and businesses but has also driven impressive growth and financial success.

Our traction showcases not only the viability of our business model but also the enormous potential for positive environmental impact.

Historical & Projected Revenue



30
20
10
Historical = 53% CAGR
$2M
$3M-$5M
$6M-$11M
$11M-$27M
Base Case Projections
• Focus on steady, profitable growth with existing revenue streams/channels
• No future capital raises
• No new revenue streams (e.g., private label)
Upside Projections
• Additional equity raise in 2024
• After raise, more aggressive sales & marketing spend



$.4M
0
2020
2021
2022
2023P
2024P
2025P
2026P
additional revenue stream
(e.g., private label)
Note: These are projections and cannot be guaranteed. Base Case Projections rely on completing current fundraising round.

Note: Above graph shows projections only for 2023-2026. Revenue is not guaranteed.

Your investment will help us scale and bring new sustainable products to market.

In 2021, we launched our first community round on Wefunder, and during this time raised nearly ~$700k in record time from ~400 Wefunder investors. We're excited to be offering the opportunity for our customers and fans to join us as investors, one last time.

With new investment, we will be able to 1) fund the working capital and team needed to hit our growth goals, 2) continue to innovate and launch new products, and 3) pilot additional revenue streams (e.g., pilot label) that help moving the industry forward in an even bigger way.

Together, we can create a more sustainable future.

The world cannot sustain the continued use of destructive single-use plastic packaging. Snack food companies are amongst the biggest contributors to single-use plastic waste, and the time for action is now. We owe it to ourselves and our children to do and be better.

We invite you to join our mission and be a part of the plastic-free revolution. By investing in our equity crowdfunding campaign, you have the opportunity to contribute to a sustainable future and drive meaningful change in the snacking industry. Together, we can create a world where snacking is still delicious and convenient - and ALSO plastic-free - improving the health of our planet for generations to come.

